Exhibit 99.1

CENTRAL GOLDTRUST

3rd Quarter Report

September 30, 2009

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of Central GoldTrust’s (“GoldTrust”) assets be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards
Gold bullion is stored on an allocated and segregated  basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada, which insures its safekeeping.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted, liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at September 30, 2009 were 98% invested in gold. Gold holdings consisted of 396,834 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 402,990 fine ounces at September 30, 2009.

The accounts of GoldTrust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the quarter ended September 30, 2009, with additional comments on pages 9 to 11 of this report, is as follows:

Net Assets – Net assets increased by $269,958,645 or 194.8%, during the nine month period to a total of $408,556,158.  The increase in net assets was attributable to the increased market price of gold during the period and to the net proceeds of $36,147,684 from the public offering of 1,123,500 Units completed on January 14, 2009 and $191,586,720 from the public offering of 5,515,000 Units completed on May 12, 2009.

Net Income – Net income for the three months ended September 30, 2009 amounted to $24,368,173 ($2.23 per Unit) compared to a net loss of $7,362,696  ($1.72 per Unit) for the same period in 2008, including expenses of $353,639 (2008: $189,312).  Virtually all of the reported net income for the second quarter represents the unrealized appreciation of bullion holdings, reported in accordance with CICA Accounting Guideline 18, which is not distributable income.

Net income for the nine months ended September 30, 2009 amounted to $42,224,241 ($5.14 per Unit) compared to $6,050,456 ($1.43 per Unit) for the same period in 2008, after deducting expenses of $897,479 (2008: $685,836).  Virtually all of the reported net income for the nine month period represents the unrealized appreciation of bullion holdings, reported in accordance with CICA Accounting Guideline 18, which is not distributable income.

Liquidity – All of the assets of GoldTrust are liquid and consist of gold bullion, gold certificates, cash and interest-bearing cash deposits.

According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

October 27, 2009	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2009	2008
Net assets:
Gold at market (Note 3)	$401,277,292	135,592,210
Cash	351,310	147,728
Short-term deposits (Note 4)	7,416,120	2,937,792
Prepaid expenses and other	141,246	68,620
	409,185,968	138,746,350
Accrued liabilities (Note 6)	(629,810)	(148,837)
Net assets representing Unitholders’ equity	$408,556,158	138,597,513

Represented by:
Capital (Note 5) Units issued: 10,918,000 (2008: 4,279,500)	$304,014,004	76,279,600
Retained earnings inclusive of
unrealized appreciation of holdings	104,542,154	62,317,913
	$408,556,158	138,597,513

Net asset value per Unit	$37.42	32.39

Net asset value per Unit
expressed in Canadian dollars	$40.12	39.66

Exchange rate: U.S. $1.00 = Cdn.	$1.0722	1.2246

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”                                                “Bruce D. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

Nine months ended Sept. 30,			Three months ended Sept. 30,
	2009	2008	2009	2008
Net assets at beginning of period	$138,597,513	125,854,581	$384,187,985	149,260,356
Net issuance of Units (Note 5)	227,734,404	9,992,623	-	-
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	42,224,241	6,050,456	24,368,173	(7,362,696)
Increase (decrease) in net assets during the period	269,958,645	16,043,079	24,368,173	(7,362,696)
Net assets at end of period	$408,556,158	141,897,660	$408,556,158	141,897,660

See accompanying notes to financial statements.

Central GoldTrust

STATEMENT OF INCOME (LOSS)
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2009	2008	2009	2008
Income (Loss):
Interest	$25,348	70,232	$6,632	20,308
Unrealized appreciation (depreciation) of holdings	43,096,372	6,666,060	24,715,180	(7,193,692)
	43,121,720	6,736,292	24,721,812	(7,173,384)
Expenses:
Administration fees (Note 6)	529,164	314,916	214,652	102,979
Safekeeping, insurance and bank charges	157,218	100,424	73,071	32,946
Auditors’ fees	54,542	87,450	18,348	14,864
Legal fees (Note 6)	43,684	67,151	12,856	14,694
Trustees’ fees and expenses (Note 6)	37,499	33,251	12,808	12,524
Regulatory filing fees	23,351	35,122	972	468
Unitholder information	19,896	18,929	9,643	2,827
Stock exchange fees	17,872	15,724	5,957	5,241
Registrar and transfer agent fees	10,188	11,212	3,492	3,589
Miscellaneous	572	528	16	40
Foreign currency exchange (gain) loss	3,493	1,129	1,824	(860)
Total expenses	897,479	685,836	353,639	189,312
Net income (loss)
inclusive of unrealized appreciation
(depreciation) of holdings	$42,224,241	6,050,456	$24,368,173	(7,362,696)
Net income (loss) per Unit
inclusive of unrealized appreciation
(depreciation) of holdings	$5.14	1.43	$2.23	(1.72)

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2009	2008	2009	2008
Capital: (Note 5) Units 10,918,000 (2008: 4,279,500)	$304,014,004	76,279,600	$304,014,004	76,279,600
Retained earnings:
Balance at beginning of period	62,317,913	59,567,604	80,173,981	72,980,756
Net income (loss)	42,224,241	6,050,456	24,368,173	(7,362,696)
Balance at end of period	104,542,154	65,618,060	104,542,154	65,618,060
Unitholders’ equity	$408,556,158	141,897,660	$408,556,158	141,897,660

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the nine months ended September 30, 2009
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2008 audited financial statements of GoldTrust.  These unaudited interim financial statements do not include all of the disclosures included in the 2008 Annual Report and accordingly should be read in conjunction with the 2008 Annual Report.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2009	December 31, 2008
Gold bullion in fine ounces	396,834	151,969
Gold certificates in fine ounces	6,156	4,785
Total fine ounces of gold	402,990	156,754
Cost	$293,464,080	70,824,435
Market – per fine ounce	$995.75	865.00
Market value	$401,277,292	135,592,210

4.	Short-term cash deposits:

As at September 30, 2009, the Trust held three U.S. dollar fixed deposits: $1,100,000 at a rate of 0.07% with a maturity date of October 13, 2009; $4,000,000 at a rate of 0.10% with a maturity date of November 16, 2009 and $1,900,000 at a rate of 0.15% with a maturity date of December 18, 2009.  The Trust also held one Canadian dollar flexible GIC in the amount of  $416,120 (Cdn. $446,146) at a rate of 0.25% with a maturity date of September 30, 2010.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.  There were 10,918,000 Units issued and outstanding on September 30, 2009.

Central GoldTrust

On May 12, 2009, the Trust, through a public offering, issued 5,515,000 Units for proceeds of $192,186,720, net of underwriting fees of $8,007,780.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $191,586,720.  This issue increased the number of outstanding Units by 102%, from 5,403,000 to 10,918,000.  The net proceeds from this public offering were used to purchase 205,336 fine ounces of gold in physical bar form at a cost of $187,485,355. The balance of $4,101,365 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320.  Costs relating to this public offering were approximately $340,000 and net proceeds were approximately $36,147,684.  This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000.  The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $993,394 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On February 12, 2008, the Trust, through a public offering, issued 287,000 Units for proceeds of $10,097,808 net of underwriting fees of $420,742.  Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding Units by 7% from 3,992,500 to 4,279,500.  The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

The Units of GoldTrust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption; and 100% of the closing market price on the last day of the period.

6.    Related party transactions:

GoldTrust is party to an agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees.  Administration fees remitted to the Administrator for the nine months ended September 30, 2009 increased to $529,164 from $314,916 for the same period in 2008, due to the increase in the value of assets under administration.  Included in accrued liabilities at September 30, 2009 is $73,310 (2008: $33,849) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, effective January 1, 2008, GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to 0.30% per annum for the first $100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over $100,000,000 up to $200,000,000 and 0.15% per annum for any excess over $200,000,000 of total assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $43,684 for the nine months ended September 30, 2009 (2008: $67,151), of which $37,906 (2008: $62,783) was payable to a legal firm, to which one of GoldTrust’s Officers is Counsel.  A balance of $2,000 relating to these services was included in accrued liabilities at September 30, 2009 (2008: $2,000).

Central GoldTrust

7.        Financial highlights:

	Nine months ended Sept. 30,		Quarter ended Sept. 30,
	2009	2008	2009	2008
Per Unit performance:
Net asset value per Unit at beginning of period	$32.39	31.52	$35.19	34.88
Net loss before unrealized appreciation (depreciation) of holdings	(0.10)	(0.14)	(0.03)	(0.04)
Unrealized appreciation (depreciation) of holdings	5.24	1.57	2.26	(1.68)
Total increase (decrease) (1)	5.14	1.43	2.23	(1.72)
Net asset value per Unit at end of period	$37.42	33.16	$37.42	33.16
Total return (2)	15.5%	5.2%	6.3%	(0.5)%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.30%	0.47%	0.09%	0.13%
Net loss before unrealized appreciation (depreciation) of holdings (2)	0.29%	0.43%	0.09%	0.12%

(1) This table is not meant to be a reconciliation of opening to ending NAV.
(2) Ratios not annualized.

8.        Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objectives of these policies and procedures are to identify and mitigate risk.  The Trust’s compliance with these policies and procedures are closely monitored by the Senior Officers, the Audit Committee and the Trustees of the Trust.

Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Changes in the market price of gold are the primary cause of changes in the net asset value per Unit. Assuming as a constant exchange rate, the rate which existed on September 30, 2009 of $1.0722 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $3.68 per Unit or Cdn. $3.94 per Unit.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are gold, which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of GoldTrust’s net assets are denominated in U.S. dollars, including gold bullion and most cash deposits.  An increase in the value of the Canadian dollar relative to the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Central GoldTrust

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at September 30, 2009 would not have had any material impact on the net income for the period ended September 30, 2009, assuming that all other variables, in particular interest rates, remained constant.

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by the Trust only dealing with issuers that are believed to be creditworthy.

As at September 30, 2009, other than short-term deposits, GoldTrust had no investment in fixed income securities.

9.        Capital management:

The capital of the Trust is represented by the issued and outstanding Units and the Net Asset Value attributable to participating Unitholders. The  Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

10.      Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles (“GAAP”) which would require a reconciliation in the financial statements of GoldTrust.

11.      Future accounting policy changes:

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Administrator is developing a changeover plan to meet the timetable published by the CICA for changeover to IFRS.  The plan will cover such key elements as the impact of IFRS on the Trust’s accounting policies, including its proposed method of implementation of a change in policy, if any, and the nature and extent of any additional note disclosures in the financial statements of the Trust.

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 through 8 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust established by a Declaration of Trust on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.  GoldTrust’s purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative, compliance, consulting, accounting, reporting and investor services duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2009.

Results of Operations – Changes in Net Assets

Net assets increased by $269,958,645 or 194.8%, during the nine month period to a total of $408,556,158.  The increase in net assets was attributable to the increased market price of gold during the period and the net proceeds from the public offerings completed on January 14 and May 12, 2009 as disclosed in Note 5 to the financial statements herewith.

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  GoldTrust’s actual revenues are a nominal percentage of its net assets.   However, CICA Accounting Guideline 18 requires GoldTrust to record unrealized appreciation (depreciation) of holdings in income.

Net income for the three months ended September 30, 2009 was $24,368,173 ($2.23 per unit) compared to a net loss of $7,362,696 ($1.72 per unit) for the same period in 2008, after deducting expenses of $353,639 (2008: $189,312).  Net income for the nine months ended September 30, 2009 was $42,224,241 ($5.14 per unit) compared to $6,050,456 ($1.43 per unit) for the same period in 2008, after deducting expenses of $897,479 (2008: $685,836).  Expenses increased for the period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.

Central GoldTrust

Virtually all of the net income (loss) respectively was due to the change in unrealized appreciation (depreciation) of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended September 30, 2009 compared to 0.13% for the same period in 2008.  For the nine months ended September 30, 2009, this expense ratio was 0.30% compared to 0.47% for the same period in 2008.  For the twelve months ended September 30, 2009, this expense ratio was 0.42% compared to 0.61% for the twelve months ended September 30, 2008.

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $)
	Sept. 30/09	June 30/09	Mar. 31/09	Dec. 31/08
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$24,721,812	7,995,344	10,404,564	(3,107,269)
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$24,368,173	7,712,594	10,143,474	(3,300,147)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$2.23	0.91	1.94	(0.77)
	Sept. 30/08	June 30/08	Mar. 31/08	Dec. 31/07
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(7,173,384)	(482,311)	14,391,987	13,845,299
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(7,362,696)	(736,716)	14,149,868	13,680,430
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$(1.72)	(0.17)	3.41	3.42

Central GoldTrust

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  For the nine months ended September 30, 2009, GoldTrust’s cash reserves, including cash equivalents, increased by $4,681,910 to a total of $7,767,430.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider from time to time the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. Investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report, dated October 27, 2009, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central GoldTrust

Corporate Information

Trustees	Officers

John P. Embry (E) (I)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Robert R. Sale (A) (C) (I)	Krystyna S. Bylinowski, Treasurer
Philip M. Spicer (E) (N)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (E) (N)	J.L. Michele Spicer, Assistant Secretary

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance & Nominating Committee
(E)	-	Member of Executive Committee
(I)	-	Independent Trustee
(L)	-	Lead Trustee
(N)	-	Nominee of the Administrator

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Toronto, Ontario, Canada

Auditors		Registrar and Transfer Agent

Ernst & Young LLP		CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada		Mellon Investor Services LLC, U.S.A.

Legal Counsel		Stock Exchange Listings

Fraser Milner Casgrain LLP		NYSE Amex US Symbol: GTU (U.S.$)
Toronto, Ontario, Canada
	TSX Symbols:	GTU.UN (Cdn $)
Dorsey & Whitney LLP		GTU.U (U.S. $)
Toronto, Ontario, Canada

Unit Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

              Phone:  905-304-GOLD (4653)
   Fax:  905-648-4196
         E-Mail:  info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2